November 15, 2006

Mail Stop 4561

Mr. Jeffrey M. Mattich
Chief Financial Officer
Home Solutions of America, Inc.
1500 Dragon Street, Suite B
Dallas, TX 75207

Re: Home Solutions of America, Inc.
        Form 10-KSB for the year ended December 31, 2005
        Form 10-Q for the quarter ended March 31, 2006
        Form 10-Q for the quarter ended June 30, 2006
        File No. 1-31711

Dear Mr. Mattich:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief